Exhibit 10.30

June 24, 2016

Mark Stevens

Re: Offer for Board of Directors

Dear Mark:

On behalf of Quantenna Communications, Inc. (the "Company"), I am pleased to invite you to join the Company's Board of Directors (the "Board"), subject to your formal appointment by the Board (and continued election by the Company's stockholders thereafter). You will serve as a director from your date of appointment until the date upon which you are not re-elected or your earlier resignation or removal.

In consideration for your service on the Board and subject to approval by the Board, you will be granted an option under the Company's Equity Plan (the "Plan") to purchase 3,600,000 shares of the Company's common stock at an exercise price equal to the fair market value of the common stock on the date the Board approves the option grant. Your options shall vest in a series of equal monthly installments over the 36 month period measured from the date of your appointment, subject to your continued service on the Board. In addition, 100% of the then-unvested shares subject to the option shall immediately vest upon the consummation of a Change of Control (as defined in the Plan). Your options shall also be subject to a right to early exercise at your discretion, subject to a repurchase right at the exercise price by the Company with respect to the unvested portion.

The Company will reimburse you for all reasonable travel expenses that you incur in connection with your attendance at meetings of the Board, in accordance with the Company's expense reimbursement policy as in effect from time to time. In addition, you will receive indemnification as a director of the Company to the maximum extent extended to directors of the Company generally, as set forth in the Company's certificate of incorporation, bylaws, an indemnification agreement between the Company and you (a copy of which will be provided to you) and any director and officer insurance the Company may have and maintain from time to time.

In addition, after the Company completes its initial public offering, it is expected that you would be entitled to an annual cash retainer for your continued service on the Board as well as any committees on which you serve. It is also expected that you would be entitled to supplemental equity awards on an annual basis. Notwithstanding the foregoing, the amounts and timing of any cash and equity compensation for Board or committee service following the Company's initial public offering are yet to be finalized by the Board and the Company's Compensation Committee and therefore remain subject to final approval.

Quantenna Communications, Inc. | 3450 W. Warren Avenue | Fremont, California 94538 USA
+1 510.743.2260 P | +1 510.743.2261 F | www.quantenna.com

As a member of the Board, you will be expected to abide by the Company's rules and standards, including the Company's rules of conduct which are included in the Company Handbook, a copy of which will be made available to you. The Company also reserves the right to conduct background investigations and/or reference checks.

In accepting this offer, you are representing to us that (i) you do not know of any conflict which would restrict your service on the Board and any committees thereof (including the Company's Audit Committee) and (ii) you will not provide the Company with any documents, records, or other confidential information belonging to other parties.

If the foregoing terms are agreeable, please indicate your acceptance by signing the letter in the space provided below and returning this letter to the Company. We look forward to your favorable reply and to working with you closely in the future.

Sincerely,

/s/ Sam Heidari
Sam Heidari
Chief Executive Officer

ACKNOWLEDGED AND AGREED:

/s/ Mark Stevens
Mark Stevens